LOBLAW COMPANIES LIMITED

FOURTH QUARTER PRELIMINARY REPORT

53 WEEKS ENDED JANUARY 3, 2004



more in store


DRUGStore

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loblaw Companies Limited ("Loblaw" or the "Company") enjoyed another strong year in 2003, realizing basic net earnings per common share of $3.07, a 16.3% improvement over last year. Fourth quarter basic net earnings per common share increased 11.5% to $1.07 from last year's 96 cents. During the fourth quarter, a $7 million charge for an adjustment to future income tax balances caused by the increase in corporate income tax rates by the Ontario government was reflected in income tax expense, resulting in a reduction of approximately 3 cents in basic net earnings per common share. For the 53 week period ended January 3, 2004, total sales increased 9.3% to $25.2 billion and operating income increased 12.6% to $1,467 million as compared to the 52 week period in 2002. On an equivalent 53 week basis, same-store sales grew by 4.6%.

RESULTS OF OPERATIONS

SALES Sales for the fourth quarter increased 12.9%, to $6.4 billion, from $5.6 billion in the same quarter last year, including an 8% positive impact from the additional week in 2003. All regions experienced sales growth over the prior year as Loblaw continued its strategic investment in lower prices.

Fourth quarter same-store sales growth of 3.3% on an equivalent 13 week basis for the quarter complemented an increase of 1.0 million square feet in net retail space. During the fourth quarter, 24 new corporate and franchised stores were opened and 20 stores were closed.

Year-to-date sales of $25.2 billion were 9.3% ahead of last year including a 2% positive impact from the 53rd week. On an equivalent 53 week basis, same-store sales grew by 4.6%. For the year, 63 new corporate and franchised stores were opened and 61 stores closed which resulted in a net increase of 1.9 million square feet. Consistent with 2002, national food price inflation remained low throughout 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING INCOME Operating income for the fourth quarter increased $34 million, or 7.6%, to $483 million inclusive of the $25 million charge from the voluntary early retirement offer made to Ontario employees affected by the new Real Canadian Superstore ("RCSS") labour arrangement. Operating margin for the quarter declined to 7.6% from 8.0% in 2002 while EBITDA margin (see Supplementary Financial Information on page 7) for the quarter declined to 9.1% from 9.5% in 2002 including the charge noted above.

As part of a long term labour strategy to establish a competitive framework for our RCSS concept in Ontario, certain employees in Ontario received a voluntary early retirement offer. By the end of the fourth quarter, 541 employees had accepted the voluntary early retirement offer which resulted in the charge of $25 million to operating income. Subsequent to quarter end, an additional 94 employees had accepted the voluntary early retirement offer which will result in an additional charge of $2 million to operating income in the first quarter of fiscal 2004.

Operating income for 2003 year-to-date increased $164 million, or 12.6%, to $1,467 million, with an operating margin of 5.8% as compared to 5.6% in the corresponding period in 2002. EBITDA margin year-to-date improved to 7.4% from 7.2%. The net improvement in margins resulted from an improvement in overall sales mix, a focus on administrative cost control and operating efficiencies, reduced product costs from buying synergies and reduced net stock-based compensation costs (net of the equity forwards). These improvements were partially offset by the charge relating to the voluntary early retirement offer, our investment in lower selling prices and higher defined benefit pension plan costs.

INTEREST EXPENSE For the fourth quarter, interest expense increased $14 million, or 36.8%, to $52 million from $38 million in the same period in 2002 as a result of an increase in average long term and short term borrowing levels and the impact of the incremental week in the quarter in 2003. Other long term interest for the same period includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $11 million (2002 – $9 million). During the fourth quarter, $8 million (2002 – $7 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date increased $35 million to $196 million from $161 million in 2002 also as a result of the impact of the 53rd week and an increase in average long term and short term borrowing levels.

INCOME TAXES Loblaw's effective income tax rate decreased to 31.8% from 35.5% for the fourth quarter and to 33.5% year-to-date from 36.3% in the same period in 2002 mainly as a result of declining Canadian federal income tax rates and the income tax impact of fair valuing the Company's equity forwards. During the fourth quarter, the future income tax balances were adjusted to reflect both the Ontario government's repeal of income tax rate reductions of 1.5% originally scheduled for each of 2004, 2005 and 2006 and the increase in the provincial income tax rate to 14% in 2004 from 12.5% in 2003. The adjustment to the future income tax balances resulted in a $7 million charge to the future income tax expense in the fourth quarter.

NET EARNINGS Net earnings for the fourth quarter increased $29 million, or 10.9%, to $294 million from $265 million in 2002 and increased 16.1% to $845 million year-to-date. Basic net earnings per common share for the fourth quarter increased 11 cents, or 11.5%, to $1.07 from 96 cents in 2002 and increased 43 cents, or 16.3%, to $3.07 year-to-date.

FINANCIAL CONDITION

FINANCIAL RATIOS Loblaw continued to maintain a strong financial position. The net debt to equity ratio (see Supplementary Financial Information on page 7) of .78:1 at the end of 2003 compared to .71:1 in the same period of 2002. The increase in the net debt to equity ratio resulted from the decrease in United States dollar denominated cash, cash equivalents and short term investments due to the appreciation of the Canadian dollar and increased funding requirements mainly due to defined benefit pension plan contributions and working capital, principally a reduction in total accounts payable and an increase in general merchandise inventory as the Company continues its development of these categories. Shareholders' equity increased $608 million year-to-date, or 14.7%, to $4.7 billion. The interest coverage ratio declined to 7.5 times from 8.1 times at the end of the fourth quarter in 2002 due to higher interest expense.

The success of Loblaw's capital investment program is demonstrated by the return on average total assets (see Supplementary Financial Information on page 7) at the end of 2003, increasing to 13.9% compared to 13.7% at year end 2002. The return on average shareholders' equity at the end of 2003, increased to 19.1% compared to 18.9% at year end 2002, mainly due to increased earnings.

COMMON DIVIDENDS As declared by Loblaw's Board of Directors (the "Board") in the fourth quarter, a quarterly dividend of 15 cents per common share was paid on December 30, 2003. Subsequent to quarter end, the Board declared a quarterly dividend of 19 cents per common share, payable April 1, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES In the fourth quarter of 2003 cash flows from operating activities were $553 million compared to $525 million in the fourth quarter of 2002. On a year-to-date basis, cash flows from operating activities were $1,032 million compared to $998 million in 2002. The increase resulted mainly from an increase in net earnings before depreciation.

The cash flows from operating activities funded a substantial portion of Loblaw's 2003 capital investment program of approximately $1.3 billion.

CASH FLOWS USED IN INVESTING ACTIVITIES In the fourth quarter of 2003 cash flows used in investing activities were $408 million compared to $75 million in 2002. The increase is mainly due to a change in short term investment levels. On a year-to-date basis, cash flows used in investing activities were $1,448 million compared to $995 million in 2002.

Capital investment amounted to $441 million (2002 – $373 million) for the fourth quarter and $1,271 million (2002 – $1,079 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the fourth quarter President's Choice Bank, a wholly owned subsidiary of the Company, securitized $20 million (2002 – $60 million) of credit card receivables, under its securitization program, and $202 million (2002 – $244 million) year-to-date. The securitizations yielded a minimal loss based on assumptions consistent with those disclosed in Note 5 to the consolidated financial statements included in the Company's 2002 Annual Report.

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES In the fourth quarter of 2003 cash flows used in financing activities were $170 million compared to $195 million in 2002. On a year-to-date basis, cash flows from financing activities were $386 million compared to $226 million in 2002. The change is primarily due to the issuance of long term debt.

During the first quarter of 2003, Loblaw issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033 pursuant to its 2001 Base Shelf Prospectus. Loblaw's 2001 Base Shelf Prospectus expired on May 24, 2003. During the second quarter of 2003, Loblaw filed a Base Shelf Prospectus, which permits the Company to issue an aggregate principal amount of up to $1.0 billion of MTN. Under this new 2003 Base Shelf Prospectus, Loblaw issued $200 million of 6.05% MTN due 2034 during the second quarter, $55 million of 5.86% MTN due 2043 during the third quarter and $200 million of 5.40% MTN due 2013 during the fourth quarter. The Company also repaid its $100 million 6.60% MTN which matured during the second quarter. Subsequent to quarter end, the Company issued $200 million of 6.15% MTN due 2035, resulting in the Company currently having $345 million of MTN available to be issued.

During the first quarter, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,765,935 of its common shares, representing approximately 5% of its common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares during the first quarter. In addition, the Company purchased for cancellation 56,800 of its common shares for $4 million during the third quarter and a further 496,100 of its common shares for $31 million during the fourth quarter.

RISKS AND RISK MANAGEMENT

Operating and financial risks and risk management strategies, as disclosed in the Company's 2002 Annual Report on pages 33 to 38 of the Management's Discussion and Analysis ("MD&A"), remain substantially unchanged.

ACCOUNTING STANDARDS IMPLEMENTED IN 2003

Effective December 29, 2002, Loblaw implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants (see Note 11 to the unaudited interim period consolidated financial statements). This guideline requires the Company to disclose significant information about guarantees it has provided without regard to the likelihood that the Company will have to make any payments under those guarantees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTLOOK

Sales and earnings growth rates into 2004 are expected to remain solid, supported by the continuation of the Company's capital investment program, good cash flow generation and a strong financial position.




W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
February 17, 2004

This quarterly MD&A should be read in conjunction with the Company's 2003 unaudited interim period consolidated financial statements and the accompanying notes and the Company's 2002 Annual Report. A glossary of terms used throughout this Quarterly Report can be found on page 60 of the Company's 2002 Annual Report.

FORWARD-LOOKING STATEMENTS This Quarterly Report, including this MD&A, contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategies. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and cost of raw materials, fuels and utilities, the results of the Company's on-going efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in the regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Operating and Financial Risks and Risk Management sections of the MD&A included in the Company's 2002 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUPPLEMENTARY FINANCIAL INFORMATION The Company reports its financial results in accordance with Canadian generally accepted accounting principles ("GAAP"). However, the Company has included certain non-GAAP financial measures and ratios which it believes provides useful information to both management and certain readers of this Quarterly Report in measuring the financial performance of the Company. These non-GAAP measures do not have any standardized meaning and may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other measures determined in accordance with Canadian GAAP.

The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements including the Company's capital investment program. The following table reconciles EBITDA to the Canadian GAAP measures reported in the Consolidated Statements of Earnings for the periods ended January 3, 2004 and December 28, 2002:

($ millions)	13 Weeks 2003	12 Weeks 2002	53 Weeks 2003	52 Weeks 2002
Operating income	$ 483	$ 449	$ 1,467	$ 1,303
Depreciation	94	86	393	354
EBITDA	$ 577	$ 535	$ 1,860	$ 1,657

The Company calculates Net Debt as the sum of long term debt and short term debt offset by cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles Net Debt to Canadian GAAP measures reported in the Consolidated Balance Sheets:

($ millions)	As at January 3, 2004 (unaudited)	As at December 28, 2002
Bank indebtedness	$ 38	
Commercial paper	603	$ 533
Long term debt due within one year	106	106
Long term debt	3,956	3,420
less:		
Cash and cash equivalents	618	823
Short term investments	378	304
NET DEBT	$ 3,707	$ 2,932

The Company uses the Return on Average Total Assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its assets. The following table reconciles Total Assets used in the calculation of the Return on Average Total Assets ratio to Canadian GAAP measures reported in the Consolidated Balance Sheets:

($ millions)	As at January 3, 2004 (unaudited)	As at December 28, 2002
Total assets	$ 12,177	$ 11,110
less:		
Cash and cash equivalents	618	823
Short term investments	378	304
TOTAL ASSETS	$ 11,181	$ 9,983

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

For the periods ended January 3, 2004 and December 28, 2002	13 Weeks	12 Weeks	53 Weeks	52 Weeks
($ millions except where otherwise indicated)	2003	2002	2003	2002
SALES	$ 6,373	$ 5,645	$25,220	$23,082
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	5,796	5,110	23,360	21,425
Depreciation	94	86	393	354
	5,890	5,196	23,753	21,779
OPERATING INCOME	483	449	1,467	1,303
Interest Expense (note 2)	52	38	196	161
EARNINGS BEFORE INCOME TAXES	431	411	1,271	1,142
Income Taxes				
Provision	130	146	419	414
Other (note 3)	7		7	
	137	146	426	414
NET EARNINGS	$ 294	$ 265	$ 845	$ 728
NET EARNINGS PER COMMON SHARE ($) (note 5)				
Basic	$ 1.07	$ .96	$ 3.07	$ 2.64
Diluted	$ 1.06	$ .95	$ 3.05	$ 2.62

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

For the periods ended January 3, 2004 and December 28, 2002	53 Weeks	52 Weeks
($ millions except where otherwise indicated)	2003	2002
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,929	$ 2,375
Impact of implementing new accounting standard		(25)
Net earnings	845	728
Premium on common shares purchased for cancellation (note 9)	(71)	(16)
Dividends declared per common share – 60¢ (2002 – 48¢)	(165)	(133)
RETAINED EARNINGS, END OF PERIOD	$ 3,538	$ 2,929

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

($ millions)	As at January 3, 2004 (unaudited)	As at December 28, 2002
ASSETS		
Current Assets		
Cash and cash equivalents (note 6)	$ 618	$ 823
Short term investments (note 6)	378	304
Accounts receivable	588	571
Inventories	1,778	1,702
Future income taxes	92	68
Prepaid expenses and other assets	31	24
Total Current Assets	3,485	3,492
Fixed Assets	6,422	5,587
Goodwill (note 7)	1,607	1,599
Future Income Taxes	7	15
Other Assets	656	417
TOTAL ASSETS	$12,177	$11,110
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 38	
Commercial paper	603	$ 533
Accounts payable and accrued liabilities	2,227	2,336
Income taxes	140	179
Long term debt due within one year (note 8)	106	106
Total Current Liabilities	3,114	3,154
Long Term Debt (note 8)	3,956	3,420
Future Income Taxes	138	68
Other Liabilities	237	344
TOTAL LIABILITIES	7,445	6,986
SHAREHOLDERS' EQUITY		
Common Share Capital (note 9)	1,194	1,195
Retained Earnings	3,538	2,929
TOTAL SHAREHOLDERS' EQUITY	4,732	4,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,177	$11,110

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

For the periods ended January 3, 2004 and December 28, 2002	13 Weeks	12 Weeks	53 Weeks	52 Weeks
($ millions except where otherwise indicated)	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net earnings	$ 294	$ 265	$ 845	$ 728
Depreciation	94	86	393	354
Future income taxes	25	22	50	37
Change in non-cash working capital	121	155	(250)	(163)
Other	19	(3)	(6)	42
CASH FLOWS FROM OPERATING ACTIVITIES	553	525	1,032	998
INVESTING ACTIVITIES				
Fixed asset purchases	(441)	(373)	(1,271)	(1,079)
Short term investments	96	351	(114)	135
Proceeds from fixed asset sales	26	43	35	63
Credit card receivables, after securitization	(84)	(87)	(16)	(100)
Franchise investments and other receivables	11	(11)	(48)	(10)
Other	(16)	2	(34)	(4)
CASH FLOWS USED IN INVESTING ACTIVITIES	(408)	(75)	(1,448)	(995)
FINANCING ACTIVITIES				
Bank indebtedness	38		38	(95)
Commercial paper	(335)	(173)	70	342
Long term debt – Issued (note 8)	200		655	200
– Retired (note 8)		(11)	(102)	(77)
Common share capital – Issued (note 10)		2	2	2
– Retired (note 9)	(31)	(12)	(76)	(17)
Dividends	(41)		(198)	(127)
Other	(1)	(1)	(3)	(2)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(170)	(195)	386	226
Effect of foreign currency exchange rate changes on cash and cash equivalents (note 6)	(26)		(175)	19
Change in Cash and Cash Equivalents	(51)	255	(205)	248
Cash and Cash Equivalents, Beginning of Period	669	568	823	575
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 618	$ 823	$ 618	$ 823

See accompanying notes to the unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the period ended December 28, 2002. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

COMPARATIVE INFORMATION Certain prior period's information was reclassified to conform with the current period's presentation.

NOTE 2. INTEREST EXPENSE

	13 Weeks	12 Weeks	53 Weeks	52 Weeks
($ millions)	2003	2002	2003	2002
Interest on long term debt	$ 69	$ 56	$ 269	$ 246
Other long term interest	(11)	(9)	(45)	(38)
Net long term interest	58	47	224	208
Net short term interest	2	(2)	5	(17)
Capitalized to fixed assets	(8)	(7)	(33)	(30)
Interest expense	$ 52	$ 38	$ 196	$ 161

Net interest paid in the fourth quarter and year-to-date was $67 million and $211 million (2002 – $65 million and $185 million), respectively.

NOTE 3. INCOME TAXES

Net income taxes paid in the fourth quarter and year-to-date were $87 million and $399 million (2002 – $52 million and $313 million), respectively.

During the fourth quarter, the Ontario government substantively enacted the repeal of income tax rate reductions of 1.5% originally scheduled for each of 2004, 2005 and 2006 and the increase in the provincial income tax rate to 14% in 2004 from 12.5% in 2003. Therefore, future income tax balances were adjusted resulting in a $7 million charge to the future income tax expense in the fourth quarter.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

As a result of union negotiations, certain employees of Locals 1000A, 1977 and 175 of the United Food and Commercial Workers Union in Ontario became eligible to receive a voluntary early retirement offer. Employees of Locals 1000A and 1977 were required to indicate their acceptance of this voluntary offer in writing by October 31, 2003 and employees of Local 175 had to respond by January 31, 2004. At the end of the fourth quarter, 541 employees had accepted the voluntary early retirement offer which resulted in a charge of $25 million recognized in operating income. Approximately $5 million of this charge had been paid by the end of the fourth quarter. The remaining accrual is expected to be paid during the first and second quarters of fiscal 2004. Subsequent to quarter end, an additional 94 employees of Local 175 had accepted the voluntary early retirement offer. Therefore an additional charge of $2 million will be recognized in operating income in the first quarter of fiscal 2004.

NOTE 5. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	13 Weeks	12 Weeks	53 Weeks	52 Weeks
	2003	2002	2003	2002
Net earnings ($ millions)	$ 294	$ 265	$ 845	$ 728
Weighted average common shares outstanding (in millions)	275.1	276.2	275.4	276.2
Dilutive effect of stock-based compensation (in millions)	1.8	1.7	1.7	1.7
Diluted weighted average common shares outstanding (in millions)	276.9	277.9	277.1	277.9
Basic net earnings per common share ($)	$ 1.07	$ .96	$ 3.07	$ 2.64
Dilutive effect of stock-based compensation per common share ($)	(.01)	(.01)	(.02)	(.02)
Diluted net earnings per common share ($)	$ 1.06	$ .95	$ 3.05	$ 2.62

NOTE 6. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company recorded an unrealized foreign currency exchange rate loss of $215 million year-to-date as a result of translating its United States dollar denominated cash, cash equivalents and short term investments of which $175 million related to cash and cash equivalents. The resulting change in cash, cash equivalents and short term investments is offset by the unrealized foreign currency exchange rate gain on the Company's cross currency basis swaps. Cumulative unrealized foreign currency exchange rate adjustments are recorded in other assets on the balance sheet.

NOTE 7. BUSINESS ACQUISITIONS

In the normal course of business, the Company acquires franchisee stores and converts them to corporate stores. In the fourth quarter, the Company finalized the purchase price equations on the acquisition of 15 franchisee businesses. The acquisitions were accounted for using the purchase method of accounting, the results of which have been included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of fixed assets of $7 million, other assets, principally inventory, of $6 million and goodwill of $8 million for cash consideration of $11 million, net of accounts receivable from the franchisees of $10 million.

NOTE 8. LONG TERM DEBT

During the first three quarters of 2003, the Company issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033, $200 million of 6.05% MTN due 2034, $55 million of 5.86% MTN due 2043 and repaid its $100 million 6.60% MTN. During the fourth quarter $200 million of 5.40% MTN due 2013 was issued. Subsequent to quarter end, the Company issued $200 million of 6.15% MTN due 2035.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. COMMON SHARE CAPITAL

	13 Weeks	12 Weeks	53 Weeks	52 Weeks
(in millions)	2003	2002	2003	2002
Actual common shares outstanding	274.8	276.0	274.8	276.0
Weighted average common shares outstanding	275.1	276.2	275.4	276.2

NORMAL COURSE ISSUER BIDS ("NCIB") During the first quarter, the Company purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, at an average forward price of $56.39 per common share with an initial term of 10 years, pursuant to its NCIB.

Pursuant to its NCIB, the Company purchased for cancellation 56,800 and 496,100 of its common shares for $4 million and $31 million during the third and fourth quarter, respectively.

NOTE 10. STOCK-BASED COMPENSATION

STOCK OPTION PLAN During the first quarter, the Company granted 2,367,746 stock options to 196 employees with an exercise price of $53.60 per common share under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee. No new stock options were granted during the second and third quarter. During the fourth quarter, the Company granted 20,000 stock options with an exercise price of $61.95 per common share under its existing stock option plan.

During 2003, the Company issued 93,200 common shares for cash consideration of $2 million on the exercise of stock options and paid the share appreciation value of $18 million (2002 – $13 million), net of tax of $10 million (2002 – $9 million) on the exercise of 802,701 (2002 – 685,447) stock options. In addition, 140,056 stock options were forfeited or cancelled during 2003.

At the end of the fourth quarter, a total of 5,407,026 (2002 – 4,055,237) stock options were outstanding and represented approximately 2.0% (2002 – 1.5%) of the Company's issued and outstanding common shares, which is within regulatory guidelines. The Company's market price per common share at the end of the fourth quarter was $67.85 (2002 – $54.00).

The Company recognized in operating income a compensation cost related to its stock option plan of $32 million (2002 – $6 million) in the fourth quarter and $62 million (2002 – $21 million) year-to-date and a gain on the fair value impact of the equity forwards of $35 million (2002 – $4 million) in the fourth quarter and $66 million (2002 – $7 million) year-to-date.

NOTE 11. GUARANTEES

Effective December 29, 2002, the Company implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

The Company has provided to third parties the following significant Guarantees:

STANDBY LETTERS OF CREDIT A standby letter of credit for the benefit of an independent Trust with respect to the credit card receivables securitization program of President's Choice Bank, a wholly owned subsidiary of the Company, has been provided by a major Canadian bank. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 15% of the securitized credit card receivables amount, is approximately $84 million.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

A standby letter of credit has been provided by a major Canadian bank in the amount of $35 million for the benefit of an independent Trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets over which security has been taken, or (iii) increased the amount of the standby letter of credit by the outstanding amount under the loan, the Trust may draw upon this standby letter of credit. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit.

LEASE OBLIGATIONS In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the event any of the assignees are in default of their lease obligations. The estimated amount for minimum rent, which does not include other lease related expenses such as property tax and common area maintenance charges, is $173 million.

INDEMNIFICATION PROVISIONS The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and can extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

CORPORATE PROFILE

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and is expanding into certain non-food categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE
Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922–8500
Fax: (416) 922–7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.

www.loblaw.com

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 53 weeks ended January 3, 2004

($ millions)

	Actual	Pro Forma Note (1)
CONSOLIDATED INTEREST ON LONG TERM DEBT		
Net long term interest expense	224	236
Consolidated interest on long term debt	224	236
CONSOLIDATED EARNINGS		
Operating income	1,467	1,467
Other interest income	28	28
Earnings before long term debt interest and taxes	1,495	1,495
Consolidated earnings for calculation	1,495	1,495
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.674	6.335

Note:

(1) The Pro Forma consolidated interest on long term debt includes an annualized interest expense of $12 related to the $200 of Medium Term Notes issued on January 29, 2004 pursuant to the 2003 Short Form Prospectus.